UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2013.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2013.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2013

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance, (ii) our belief that our liquidity has not been materially impacted by the current credit environment and (iii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2013 (our “2012 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S.

federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2012 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2013		2012

Revenues:
Lease rental income		$113,227		$87,888
Management fees		5,283		6,801
Trading container sales proceeds		2,793		11,537
Gains on sale of containers, net		7,460		11,289

Total revenues		128,763		117,515

Operating expenses:
Direct container expense		9,004		6,060
Cost of trading containers sold		2,465		10,002
Depreciation expense		32,683		21,580
Amortization expense		1,087		1,306
General and administrative expense		6,437		5,723
Short-term incentive compensation expense		687		992
Long-term incentive compensation expense		1,080		2,154
Bad debt (recovery) expense, net		(750)		1,718

Total operating expenses		52,693		49,535

Income from operations		76,070		67,980

Other income (expense):
Interest expense		(21,629)		(14,719)
Interest income		38		28
Realized losses on interest rate swaps and caps, net		(2,390)		(2,550)
Unrealized gains on interest rate swaps and caps, net		2,287		1,048
Other, net		(19)		(1)

Net other expense		(21,713)		(16,194)

Income before income tax and noncontrolling interest		54,357		51,786
Income tax expense		(4,541)		(2,323)

Net income		49,816		49,463
Less: Net (income) loss attributable to the noncontrolling interest	(1,482)		447

Net income attributable to Textainer Group Holdings Limited common shareholders	$48,334		$49,910

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.86		$1.01
Diluted	$0.85		$0.99

Weighted average shares outstanding (in thousands):
Basic	56,228		49,425
Diluted	56,955		50,384

Other comprehensive income:
Foreign currency translation adjustments		(97)		77

Comprehensive income		49,719		49,540
Comprehensive (income) loss attributable to the noncontrolling interest		(1,482)		447

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$48,237		$49,987

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2013 and December 31, 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets

Current assets:
Cash and cash equivalents	$76,971	$100,127
Accounts receivable, net of allowance for doubtful accounts of $7,261 and $8,025 in 2013 and 2012, respectively	105,529	94,102
Net investment in direct financing and sales-type leases	54,143	43,253
Trading containers	5,370	7,296
Containers held for sale	20,179	15,717
Prepaid expenses	14,098	14,006
Deferred taxes	2,296	2,332
Due from affiliates, net	77	4,377

Total current assets	278,663	281,210
Restricted cash	54,586	54,945
Containers, net of accumulated depreciation of $476,248 and $490,930 at 2013 and 2012, respectively	3,008,124	2,916,673
Net investment in direct financing and sales-type leases	209,211	173,634
Fixed assets, net of accumulated depreciation of $8,273 and $9,189 at 2013 and 2012, respectively	1,658	1,621
Intangible assets, net of accumulated amortization of $28,050 and $26,963 at 2013 and 2012, respectively	32,296	33,383
Other assets	11,885	14,614

Total assets	$3,596,423	$3,476,080

Liabilities and Equity

Current liabilities:
Accounts payable	$5,319	$4,451
Accrued expenses	10,217	14,329
Container contracts payable	65,053	87,708
Deferred revenue and other	698	1,681
Due to owners, net	13,746	13,218
Bonds payable	131,500	131,500

Total current liabilities	226,533	252,887
Revolving credit facilities	682,908	549,911
Secured debt facility	891,500	874,000
Bonds payable	673,417	706,291
Interest rate swaps and caps	8,532	10,819
Income tax payable	28,752	27,580
Deferred taxes	5,336	5,249
Other liabilities	3,391	3,210

Total liabilities	2,520,369	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,257,143 and 55,754,529 at 2013 and 2012, respectively	563	558
Additional paid-in capital	358,984	354,448
Accumulated other comprehensive income	16	114
Retained earnings	675,404	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,034,967	1,007,503
Noncontrolling interest	41,087	38,630

Total equity	1,076,054	1,046,133

Total liabilities and equity	$3,596,423	$3,476,080

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012

Cash flows from operating activities:
Net income	$49,816	$49,463

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	32,683	21,580
Bad debt (recovery) expense, net	(750)	1,718
Unrealized gains on interest rate swaps and caps, net	(2,287)	(1,048)
Amortization of debt issuance costs	2,743	2,418
Amortization of intangible assets	1,087	1,306
Amortization of acquired net below-market leases	—	(33)
Amortization of deferred revenue	(674)	(2,404)
Amortization of unearned income on direct financing and sales-type leases	(5,166)	(2,861)
Gains on sale of containers, net	(7,460)	(11,289)
Share-based compensation expense	1,255	2,510
Changes in operating assets and liabilities	(6,106)	(8,453)

Total adjustments	15,325	3,444

Net cash provided by operating activities	65,141	52,907

Cash flows from investing activities:
Purchase of containers and fixed assets	(229,419)	(105,496)
Proceeds from sale of containers and fixed assets	26,737	23,229
Receipt of principal payments on direct financing and sales-type leases	17,552	8,808

Net cash used in investing activities	(185,130)	(73,459)

Cash flows from financing activities:
Proceeds from revolving credit facilities	136,978	69,630
Principal payments on revolving credit facilities	(3,981)	(392)
Proceeds from secured debt facility	30,000	12,000
Principal payments on secured debt facility	(12,500)	—
Principal payments on bonds payable	(32,874)	(22,875)
Decrease (increase) in restricted cash	359	(25,111)
Debt issuance costs	—	(552)
Issuance of common shares upon exercise of share options	1,221	3,344
Excess tax benefit from share-based compensation awards	2,065	2,837
Capital contributions from noncontrolling interest	975	1,492
Dividends paid	(25,313)	(18,288)

Net cash provided by financing activities	96,930	22,085

Effect of exchange rate changes	(97)	77

Net (decrease) increase in cash and cash equivalents	(23,156)	1,610
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of period	$76,971	$76,426

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps and caps, net	$20,832	$14,817
Net income taxes paid	$306	$54

Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(22,655)	$50,819
Containers placed in direct financing and sales-type leases	$58,853	$20,885

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 8 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 15, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of March 31, 2013, and the Company’s consolidated results of operations for the three months ended March 31, 2013 and 2012 and the consolidated cash flows for the three months ended March 31, 2013 and 2012. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2013.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions related to the entities’ operations. For these types of entities, the Company’s determination of whether it has a controlling interest is based on ownership of the majority of the entities’ voting equity interest or through control of management of the entities.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

A VIE is an entity that, by design, either (1) lacks sufficient equity to permit the entity to finance activities without additional subordinated financial support from other parties, or (2) has equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 9 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the three months ended March 31, 2013 are as follows:

Balance as of December 31, 2012	$33,383
Amortization expense	(1,087)

Balance as of March 31, 2013	$32,296

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2013:

Twelve months ending March 31:
2014	$4,462
2015	4,581
2016	4,705
2017	4,872
2018 and thereafter	13,676

Total future amortization of intangible assets	$32,296

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in the useful lives of its containers over the past few years as the Company has entered into term leases with longer terms and container prices have continued to increase resulting in shipping lines leasing containers for longer

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

periods. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives will remain near recent levels, the Company increased the estimated useful lives of its non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. The effect of this change was a reduction in depreciation expense of $6,341 ($5,962 after tax or $0.10 per diluted share) for the three months ended March 31, 2013. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. No debt issuance costs were capitalized during the three months ended March 31, 2013 and $552 of debt issuance costs were capitalized during the three months ended March 31, 2012. For the three months ended March 31, 2013 and 2012, amortization of debt issuance costs of $2,743 and $2,418, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. No unamortized debt issuance costs were written off during the three months ended March 31, 2013 and 2012.

(j)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, virtually all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended March 31, 2013 and 2012, $3,107 (or 34.5%) and $2,218 (or 36.6%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three months ended March 31, 2013 and 2012, the Company’s direct container expenses were paid in 15 and 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 11.4% and 12.5% of the Company’s lease rental income for the three months ended March 31, 2013 and 2012, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 14.8% and 11.9% of the Company’s accounts receivable, net as of March 31, 2013 and December 31, 2012, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three months ended March 31, 2013 and 2012 of 10,000 and 324,552, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

Share amounts in thousands

	Three Months Ended
	March 31,
	2013	2012
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders - basic and diluted	$48,334	$49,910
Denominator:
Weighted average common shares outstanding - basic	56,228	49,425
Dilutive share options and restricted share units	727	959

Weighted average common shares outstanding - diluted	56,955	50,384

Net income attributable to Textainer Group Holdings
Limited common shareholders per common share
Basic	$0.86	$1.01
Diluted	$0.85	$0.99

(o)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2013
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$8,532	$—

Total	$—	$8,532	$—

December 31, 2012
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$10,819	$—

Total	$—	$10,819	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2013 and December 31, 2012:

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2013
Assets
Containers held for sale (1)	$—	$2,139	$—

Total	$—	$2,139	$—

December 31, 2012
Assets
Containers held for sale (1)	$—	$890	$—

Total	$—	$890	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three months ended March 31, 2013 and 2012 of $494 and $114, respectively, as a part of depreciation expense to write down the value of containers held for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,087,900 notional amount of interest rate swaps and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap and cap agreements had a net fair value liability of $8,532 and $10,819 as of March 31, 2013 and December 31, 2012, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $26 and $47 as of March 31, 2013 and December 31, 2012, respectively. The change in fair value for the three months ended March 31, 2013 and 2012 of $2,287 and $1,048, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

The Company measures the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps and caps. At March 31, 2013 and December 31, 2012, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $252,118 and $204,899 at March 31, 2013 and December 31, 2012, respectively, compared to a book value of $263,354 and $216,887 at March 31, 2013 and December 31, 2012, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,418,882 and $2,283,193 at March 31, 2013 and December 31, 2012, respectively, compared to a book value of $2,379,324 and $2,261,702 at March 31, 2013 and December 31, 2012, respectively.

(p)	Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires the presentation, in one place, of information about reclassifications out of accumulated other comprehensive income. Additionally, ASU 2013-02 requires the presentation of reclassifications out of accumulated other comprehensive income by component for periods in which changes in accumulated other comprehensive income balances are presented. The Company has adopted ASU 2013-02 effective January 1, 2013. The Company’s adoption of ASU 2013-02 had no impact on the Company’s consolidated financial statements as it is disclosure-only in nature.

(3)	Business Combination

On December 20, 2012, the Company’s wholly owned subsidiary, Textainer Limited (“TL”), purchased 501 common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”) for cash consideration of $20,232 and reduced management fees with a fair value of $3,852. The common shares acquired by TL represented 50.1% of TAP Funding’s total outstanding 1,000 common shares held by TAP before the acquisition. TL’s purchase of a majority controlling ownership interest in TAP Funding’s

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

common shares allowed the Company to increase the size of its owned fleet at an attractive price. In accordance with the FASB’s Accounting Standards Codification Topic 805 Business Combinations, (“ASC 805”), the Company accounted for this transaction as a business combination. ASC 805 requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Because the fair value of TAP Funding’s net assets exceeded the purchase consideration, a bargain purchase gain was recorded in December 2012 as follows:

Containers, net	$161,038
Net investment in direct financing and sales-type leases	4,120
Revolving credit facility	(108,471)
Other net assets	3,607

Net assets	$60,294

Net assets acquired by TL (1)	$33,825
Cash consideration	(20,532)
Reduced management fees	(3,852)

Bargain purchase gain	$9,441

(1)	In accordance with ASC 805, the control acquired by TL was calculated as TL’s ownership interest in TAP Funding’s common shares of 50.1% plus a control premium determined to be 12% of the noncontrolling interest in TAP Funding’s common shares of 49.9%.

The fair value of reduced management fees was recorded as a part of other liabilities on the consolidated balance sheets and will be amortized to management fees and eliminated entirely by net income attributable to the noncontrolling interest from the acquisition date (December 20, 2012) through January 1, 2019, the beginning of the period in which TL has an option to purchase TAP Funding under TAP Funding’s members agreement.

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended
	March 31,
	2013	2012
Fees from affiliated owners	$1,143	$1,448
Fees from unaffiliated owners	3,631	4,859

Fees from owners	4,774	6,307
Other fees	509	494

Total management fees	$5,283	$6,801

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2013 and December 31, 2012 consisted of the following:

	March 31,	December 31,
	2013	2012
Affiliated owners	$(186)	$1,665
Unaffiliated owners	13,932	11,553

Total due to owners, net	$13,746	$13,218

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 101,999 and 97,780 containers under direct financing and sales-type leases as of March 31, 2013 and December 31, 2012, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the consolidated balance sheets as of March 31, 2013 and December 31, 2012 were as follows:

	March 31,	December 31,
	2013	2012
Future minimum lease payments receivable	$307,140	$252,616
Residual value of containers on sales-type leases	9,105	9,110
Less unearned income	(52,891)	(44,839)

Net investment in direct financing and sales-type leases	$263,354	$216,887

Amounts due within one year	$54,143	$43,253
Amounts due beyond one year	209,211	173,634

Net investment in direct financing and sales-type leases	$263,354	$216,887

The carrying value of TW’s net investment in direct financing and sales-type leases was $98,517 and $102,836 at March 31, 2013 and December 31, 2012, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of March 31, 2013, the aging would be as follows:

1-30 days past due	$18,579
31-60 days past due	9,845
61-90 days past due	—
Greater than 90 days past due	149

Total past due	28,573
Current	278,567

Total future minumum lease payments	$307,140

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2013 are as follows:

Balance as of December 31, 2012	$451
Additions charged to expense	75
Write-offs	—

Balance as of March 31, 2013	$526

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2013:

Year ending March 31:
2014	$72,943
2015	69,669
2016	62,211
2017	50,957
2018 and thereafter	51,360

Total future minimum lease payments receivable	$307,140

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $5,057 and $2,757 for the three months ended March 31, 2013 and 2012, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6)	Income Taxes

The Company’s effective income tax rates were 8.35% and 4.49% for the three months ended March 31, 2013 and 2012, respectively.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS that they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. The examination is currently ongoing and to date, the Company has not been made aware of any proposed adjustments to taxable income for the year in question. The IRS’ plan is to complete the examination by November 29, 2013.

(7)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2013 and December 31, 2012:

	March 31,	December 31,
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	2013	2012
TL Revolving Credit Facility, weighted average variable interest at 1.73% and 1.76% at March 31, 2013 and December 31, 2012, respectively	$472,500	$352,500
TW Revolving Credit Facility, weighted average variable interest at 2.95% and 2.97% at March 31, 2013 and December 31, 2012, respectively	93,102	88,940
TAP Funding Revolving Credit Facility, weighted average variable interest at 3.95% and 3.96% at March 31, 2013 and December 31, 2012, respectively	117,306	108,471
2005-1 Bonds, variable interest at 0.73% and 0.74% at March 31, 2013 and December 31, 2012, respectively	111,583	124,458
2011-1 Bonds, fixed interest at 4.70%	330,000	340,000
2012-1 Bonds, fixed interest at 4.21%	363,334	373,333
TMCL II Secured Debt Facility, weighted average variable interest at 2.83% and 2.84% at March 31, 2013 and December 31, 2012, respectively	891,500	874,000

Total debt obligations	$2,379,325	$2,261,702

Amount due within one year	$131,500	$131,500

Amounts due beyond one year	$2,247,825	$2,130,202

Revolving Credit Facilities

TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $600,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at March 31, 2013 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $472,500 and $352,500 as of March 31, 2013 and December 31, 2012, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of March 31, 2013 and December 31, 2012.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The TL Revolving Credit Facility is secured by the Company’s containers and under the terms of the TL Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $127,500 as of March 31, 2013.

TGH acts as a full and unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The TL Revolving Credit Facility does not restrict TGH’s ability to obtain funds from TL in the form of dividends or loans. The Company was in compliance with all such covenants at March 31, 2013. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TL has a joint venture, TW Container Leasing Ltd. (“TW”) (a Bermuda company) with Wells Fargo Container Corp. (“WFC”). TW is party to a credit agreement, dated as of October 1, 2012, with certain lenders and WFS, as administrative agent for the lenders, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $93,102 and $88,940 as of March 31, 2013 and December 31, 2012, respectively.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of both March 31, 2013 and December 31, 2012.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $111,360 as of March 31, 2013. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at March 31, 2013.

At March 31, 2013, TAP Funding had a credit agreement with a bank effective May 1, 2012 that provided for a revolving credit facility with an aggregate commitment amount of up to $120,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was either the Base Rate (as defined in TAP Funding’s original Credit Agreement) or one-month LIBOR plus 3.75% beginning on its inception date through its maturity date, October 31, 2015. There is a commitment fee of 0.625% on the unused portion of the TAP Funding Revolving Credit Facility,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

which is payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The revolving credit period would have ended on October 31, 2014 and the aggregate loan principal balance would be due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $117,306 and $108,471 as of March 31, 2013 and December 31, 2012.

The TAP Funding Revolving Credit Facility was secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal could not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers, restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $2,694 as of March 31, 2013.

The TAP Funding Revolving Credit Facility was secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $178,369 as of March 31, 2013. The TAP Funding Revolving Credit Facility contained restrictive covenants, including limitations on TAP Funding’s average net operating income, average sales proceeds, certain liens, indebtedness, investments, overall Asset Base minimums and average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at March 31, 2013.

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility II”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility II to terminate the TAP Funding Revolving Credit Facility and wrote-off $650 of unamortized debt issuance costs related to the termination of the TAP Funding Revolving Credit Facility in April 2013. The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date.

The TAP Funding Revolving Credit Facility II is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility II, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The TAP Funding Revolving Credit Facility II also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and average age of TAP Funding’s container fleet.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”) issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at March 31, 2013 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at March 31, 2013 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at March 31, 2013 and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s securitization facility (“TMCL Secured Debt Facility), and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

In May 2012, Textainer Marine Containers II Limited (“TMCL II”), an asset owning subsidiary wholly owned by TL, entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The additional amount available for borrowing under the TMCL II Secured Debt Facility, as limited by the Company’s borrowing base was $10,052 as of March 31, 2013. The TMCL II Secured Debt Facility provided for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility would partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There was also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which was payable monthly in arrears. Total outstanding principal under the TMCL II Secured Debt Facility was $891,500 as of March 31, 2013.

On May 7, 2013, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to May 7, 2015, lowered the interest rate to one-month LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date and lowered the commitment fee to 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. The amendment also decreased the borrowing capacity under one of the Company’s lenders and, accordingly, the Company will write off $245 of unamortized debt issuance costs in May 2013.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds and TMCL II Secured Debt Facility, the total outstanding principal of these three programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s and TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds are secured by a pledge of TMCL’s assets. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. As of March 31, 2013, TMCL and TMCL II’s total assets amounted to $1,237,771 and $1,185,233, respectively. The 2005-1 Bonds, 2011-1 Bonds, 2012-Bonds and TMCL II Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s and TMCL II’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL, TMCL II and TGH’s container management subsidiary were in compliance at March 31, 2013.

The following is a schedule by year, of future scheduled repayments, as of March 31, 2013:

	TL Revolving Credit Facility	TW Revolving Credit Facility	TAP Funding Revolving Credit Facility	2005-1 Bonds	2011-1 Bonds	2012-1 Bonds	TMCL II Secured Debt Facility

Twelve months ending March 31:
2014	$—	$—	$—	$51,500	$40,000	$40,000	$—
2015	—	—	—	51,500	40,000	40,000	74,292
2016	—	—	117,306	8,583	40,000	40,000	89,150
2017	—	—	—	—	40,000	40,000	89,150
2018 and thereafter	472,500	93,102	—	—	170,000	203,334	638,908

	$472,500	$93,102	$117,306	$111,583	$330,000	$363,334	$891,500

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of March 31, 2013:

Notional
Derivative instruments	amount
Interest rate cap contracts with several banks with fixed rates between 3.20% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$552,180

Interest rate swap contracts with several banks, with fixed rates between 0.46% and 3.96% per annum, amortizing notional amounts, with termination dates through November 2020	535,720

Total notional amount as of March 31, 2013	$1,087,900

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

During April 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.41% per annum, an amortizing notional amount with initial notional amount of $70,000 and a term from April 15, 2013 through April 15, 2016.

During April 2013, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.20% per annum, in non-amortizing notional amount of $150,000 and a term from April 15, 2013 through June 15, 2013.

During April 2013, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.20% per annum, in non-amortizing notional amount of $100,000 and a term from April 15, 2013 through April 15, 2014.

The Company’s interest rate swap and cap agreements had a fair value liability of $8,532 and $10,819 as of March 31, 2013 and December 31, 2012, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at March 31, 2013. The Company does not have any master netting arrangements with its counterparties. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2013 and 2012, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended	Container	Container	Container
March 31, 2013	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$112,928	$299	$—	$—	$—	$113,227
Management fees from external customers	94	4,326	863	—	—	5,283
Inter-segment management fees	—	11,930	2,103	—	(14,033)	—
Trading container sales proceeds	—	—	2,793	—	—	2,793
Gains on sale of containers, net	7,460	—	—	—	—	7,460

Total revenue	$120,482	$16,555	$5,759	$—	$(14,033)	$128,763

Depreciation expense	$33,762	$209	$—	$—	$(1,288)	$32,683

Interest expense	$21,629	$—	$—	$—	$—	$21,629

Unrealized gains on interest rate swaps and caps, net	$2,287	$—	$—	$—	$—	$2,287

Segment income before income taxes and noncontrolling interest	$45,506	$8,787	$2,262	$(868)	$(1,330)	$54,357

Total assets	$3,549,289	$104,741	$6,917	$3,745	$(68,269)	$3,596,423

Purchases of long-lived assets	$206,517	$247	$—	$—	$—	$206,764

Three Months Ended	Container	Container	Container
March 31, 2012	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$87,725	$163	$—	$—	$—	$87,888
Management fees from external customers	—	5,770	1,031	—	—	6,801
Inter-segment management fees		10,420	1,836	—	(12,256)	—
Trading container sales proceeds	—	—	11,537	—	—	11,537
Gains on sale of containers, net	11,289	—	—	—	—	11,289

Total revenue	$99,014	$16,353	$14,404	$—	$(12,256)	$117,515

Depreciation expense	$22,395	$190	$—	$—	$(1,005)	$21,580

Interest expense	$14,719	$—	$—	$—	$—	$14,719

Unrealized gains on interest rate swaps and caps, net	$1,048	$—	$—	$—	$—	$1,048

Segment income before income taxes and noncontrolling interest	$43,684	$8,044	$3,351	$(1,176)	$(2,117)	$51,786

Total assets	$2,386,741	$100,571	$10,848	$5,330	$(56,627)	$2,446,863

Purchases of long-lived assets	$156,188	$127	$—	$—	$—	$156,315

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container resale segments and the Container ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(9)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, TMCL Secured Debt Facility and TMCL II Secured Debt Facility. The total balance of these restricted cash accounts was $54,586 and $54,945 as of March 31, 2013 and December 31, 2012, respectively.

(b)	Container Commitments

At March 31, 2013, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2013 in the total amount of $15,502.

(10)	Share Option and Restricted Share Unit Plan

As of March 31, 2013, the Company maintained one active share option and restricted share unit plan, the 2007 Share Incentive Plan (“2007 Plan”). The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At March 31, 2013, 1,078,548 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

Share-based compensation expense for the three months ended March 31, 2013 and 2012 of $1,255 and $2,510, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

The following is a summary of activity in the Company’s 2007 Plan for the three months ended March 31, 2013:

	Share options	Weighted average
	(common share equivalents)	exercise price
Balances, December 31, 2012	965,928	$21.87
Options granted during the period	—	$—
Options exercised during the period	(76,121)	$16.70
Options forfeited during the period	—	$—

Balances, March 31, 2013	889,807	$22.31

Options exercisable at March 31, 2013	434,560	$17.40

Options vested and expected to vest at March 31, 2013	852,055	$22.07

		Weighted average
	Restricted share units	grant date fair value
Balances, December 31, 2012	1,011,406	$19.13
Share units granted during the period	—	$—
Share units vested during the period	(431,412)	$14.96
Share units forfeited during the period	—	$—

Balances, March 31, 2013	579,994	$22.19

Share units outstanding and expected to vest at March 31, 2013	535,126	$24.05

As of March 31, 2013, $11,876 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.6 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $39.55 per share as of March 31, 2013 was $9,625. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of March 31, 2013. The aggregate intrinsic value of all options exercised during the three months ended March 31, 2013, based on the closing share price on the date each option was exercised was $1,650.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at March 31, 2013:

	Share options exercisable		Share options outstanding
		Weighted		Weighted
	Number of shares	average	Number of shares	average
	(in thousands)	exercise price	(in thousands)	exercise price
Range of per-share exercise prices:
$7.10	78,871	$7.10	79,246	$7.10
$16.50	192,279	16.50	192,279	16.50
$16.97	71,364	16.97	123,274	16.97
$28.05	—	—	191,658	28.05
$28.26	55,727	28.26	130,883	28.26
$28.54	33,819	28.54	162,467	28.54
$31.34	2,500	31.34	10,000	31.34

	434,560	$17.40	889,807	$22.31

The weighted average contractual life of share options exercisable and share options outstanding as of March 31, 2013 was 5.8 years and 7.2 years, respectively.

(11)	Subsequent Events

Dividend

On May 2, 2013, TGH’s board of directors approved and declared a quarterly cash dividend of $0.46 per share on TGH’s issued and outstanding common shares, payable on May 29, 2013 to shareholders of record as of May 17, 2013.

Other Subsequent Events

See Note 7 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments” for other subsequent events.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2013 (our “2012 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 1.9 million containers, representing over 2.8 million TEU as of March 31, 2013. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 25 years.

We have provided an average of more than 181,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficial interest in 49% of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2013, we owned containers accounting for approximately 73% of our fleet.

•

Container Management. As of March 31, 2013, we managed containers on behalf of 16 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of March 31, 2013, managed containers account for approximately 27% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of March 31, 2013:

	Standard Dry		Other		Percent of
	Freight	Refrigerated	Specialized	Total	Total Fleet
TEU
Owned	1,950,217	64,244	43,581	2,058,042	73.3%
Managed	728,022	12,588	10,038	750,648	26.7%

Total fleet	2,678,239	76,832	53,619	2,808,690	100.0%

CEU
Owned	1,742,709	262,945	67,892	2,073,546	74.2%
Managed	652,735	51,073	17,807	721,615	25.8%

Total fleet	2,395,444	314,018	85,699	2,795,161	100.0%

Our fleet as of March 31, 2013, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet

Term leases	75.3%
Master leases	15.7%
Direct financing and sales-type leases	6.2%
Spot leases	2.8%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2013 and 2012:

	Three months ended
	March 31,
	2013	2012
Utilization	95.4%	96.9%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated for held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2012

The following table summarizes our total revenues for the three months ended March 31, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2012 and 2011
	March 31,
	2013	2012
	(Dollars in thousands)
Lease rental income	$113,227	$87,888	28.8%
Management fees	5,283	6,801	(22.3%)
Trading container sales proceeds	2,793	11,537	(75.8%)
Gain on sale of containers, net	7,460	11,289	(33.9%)

Total revenues	$128,763	$117,515	9.6%

Lease rental income for the three months ended March 31, 2013 increased $25,339 (28.8%) compared to the three months ended March 31, 2012, primarily due to a 34.3% increase in our owned fleet size, partially offset by a 1.9 percentage point decrease in utilization for our owned fleet.

Management fees for the three months ended March 31, 2013 decreased $1,518 (-22.3%) compared to the three months ended March 31, 2012 primarily due to a $1,323 decrease resulting from a 26.9% decrease in the size of the managed fleet.

Trading container sales proceeds for the three months ended March 31, 2013 decreased $8,744 (-75.8%) compared to the three months ended March 31, 2012. This increase consisted of a $8,556 decrease due to a 74.2% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and a $188 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended March 31, 2013 decreased $3,829 (-33.9%) compared to the three months ended March 31, 2012 due to a $4,216 decrease in net gains on sales-type leases resulting from 609 containers placed on sales-type leases for the three months ended March 31, 2013 compared to 5,175 containers placed on sales-type leases for the three months ended March 31, 2012 and a $728 decrease resulting from a decrease in average sales proceeds of $49 per unit, partially offset by a $1,115 increase due to a 16.0% increase in the number of containers sold.

The following table summarizes our total operating expenses for the three months ended March 31, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2013 and 2012
	March 31,
	2013	2012
	(Dollars in thousands)
Direct container expense	$9,004	$6,060	48.6%
Cost of trading containers sold	2,465	10,002	(75.4%)
Depreciation expense	32,683	21,580	51.5%
Amortization expense	1,087	1,306	(16.8%)
General and administrative expense	6,437	5,723	12.5%
Short-term incentive compensation expense	687	992	(30.7%)
Long-term incentive compensation expense	1,080	2,154	(49.9%)
Bad debt (recovery) expense, net	(750)	1,718	(143.7%)

Total operating expenses	$52,693	$49,535	6.4%

Direct container expense for the three months ended March 31, 2013 increased $2,944 (48.6%) compared to the three months ended March 31, 2012 primarily due to a decrease in utilization for our owned fleet and included a $1,860 increase in storage expense, a $323 increase in handling expense and a $290 increase in Damage Protection Plan repair expense.

Cost of trading containers sold for the three months ended March 31, 2013 decreased $7,537 (-75.4%) compared to the three months ended March 31, 2012. This decrease consisted of a $7,418 decrease due to a 74.2% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and a $119 decrease due to a 4.6% decrease in the average cost per unit of containers sold.

Depreciation expense for the three months ended March 31, 2013 increased $11,103 (51.5%) compared to the three months ended March 31, 2012 due to a $17,444 increase resulting from an increase in fleet size, partially offset by a $6,341 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Amphibious Container Leasing Limited; Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited; Capital Lease Limited, Hong Kong (“Capital”); and Gateway Management Services Limited (“Gateway”). Amortization expense decreased $219 (-16.8%) for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to the August and September 2012 acquisitions of a portion of the Capital and Gateway fleets.

General and administrative expense increased $714 (12.5%) for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 primarily due to a $247 increase in travel costs, a $240 increase in compensation costs and a $140 increase in professional fees.

Short-term incentive compensation expense decreased $305 (-30.7%) for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to a lower expected incentive compensation award for fiscal year 2013 compared to fiscal year 2012.

Long-term incentive compensation expense for the three months ended March 31, 2013 decreased $1,074 (-49.9%) compared to the three months ended March 31, 2012 primarily due to an adjustment to forfeiture rates, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2012.

Bad debt (recovery) expense, net changed from a net expense of $1,718 for the three months ended March 31, 2012 to a net recovery of $750 for the three months ended March 31, 2013 primarily due to management’s assessment during the three months ended March 31, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated and collections on accounts during the three months ended March 31, 2013 that had previously been included in the allowance for doubtful accounts.

The following table summarizes other income (expense) for the three months ended March 31, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2013 and 2012
	March 31,
	2013	2012
	(Dollars in thousands)
Interest expense	$(21,629)	$(14,719)	46.9%
Interest income	38	28	35.7%
Realized losses on interest rate swaps and caps, net	(2,390)	(2,550)	(6.3%)
Unrealized gains on interest rate swaps and caps, net	2,287	1,048	118.2%
Other, net	(19)	(1)	1800.0%

Net other	$(21,713)	$(16,194)	34.1%

Interest expense for the three months ended March 31, 2013 increased $6,910 (46.9%) compared to the three months ended March 31, 2012. $7,742 of this increase was due to an increase in average debt balances of $807,164, partially offset by a $832 decrease due to a decrease in average interest rates on the Company’s debt of 0.14 percentage points.

Realized losses on interest rate swaps and caps, net for the three months ended March 31, 2013 decreased $160 (-6.3%) compared to the three months ended March 31, 2012. $482 of this decrease was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.34 percentage points, partially offset by a $322 increase due to an increase in average interest rate swap notional amounts of $63,868.

Unrealized gains on interest rate swaps and caps, net increased $1,239 (118.2%) for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to a larger decrease in the net fair value liability of interest rate swap agreements held during the three months ended March 31, 2013 compared to the decrease in the net fair value liability of interest rate swaps held during the three months ended March 31, 2012 resulting from a larger decrease in the notional amount of interest rate swaps held during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 and an increase in long-term interest rates during the three months ended March 31, 2013 compared to a decrease in long-term interest rates during the three months ended March 31, 2012.

The following table summarizes income tax expense and net loss (income) attributable to the noncontrolling interest for the three months ended March 31, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2013 and 2012
	March 31,
	2013	2012
	(Dollars in thousands)
Income tax expense	$4,541	$2,323	95.5%
Net (income) loss attributable to the noncontrolling interest	$(1,482)	$447	(431.5%)

Income tax expense for the three months ended March 31, 2013 increased $2,218 (95.5%) compared to the three months ended March 31, 2012 primarily due to a higher effective tax rate.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS that they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes. The IRS’ plan is to complete the examination by November 29, 2013.

Net income attributable to the noncontrolling interest for the three months ended March 31, 2013 represents the noncontrolling interest’s portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Ltd.’s (“TAP Funding”) net income for the period. Net loss attributable to the noncontrolling interest for the three months ended March 31, 2012 represents the noncontrolling interest’s portion of TW’s net loss for the period. TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. TL purchased all of its common shares of TAP Funding on December 20, 2012.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2013 and 2012 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change Between 2013 and 2012
	March 31,
	2013	2012
	(Dollars in thousands)
Container Ownership	$45,506	$43,684	4.2%
Container Management	$8,787	$8,044	9.2%
Container Resale	$2,262	$3,351	(32.5%)
Other	$(868)	$(1,176)	(26.2%)
Eliminations	$(1,330)	$(2,117)	(37.2%)

	$54,357	$51,786

Income before income tax and noncontrolling interest attributable to the Container Ownership segment for the three months ended March 31, 2013 increased $1,822 (4.2%) compared to the three months ended March 31, 2012. This increase included a $25,203 increase in lease rental income primarily due to a 34.3% increase in our owned fleet size, partially offset by a 1.9 percentage point decrease in utilization for our owned fleet, a change in bad debt (recovery) expense, net from a net expense of $1,718 for the three months ended March 31, 2012 to a net recovery of $750 for the three months ended March 31, 2013 primarily due to management’s assessment during the three months ended March 31, 2012 that the financial condition of certain lessees and their ability to make required payments had deteriorated and collections on accounts during the three months ended March 31, 2013 that had previously been included in the allowance for doubtful accounts and a $1,239 increase in unrealized gains on interest rate swaps and caps, net due to a larger decrease in the notional amount of interest rate swaps held during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 and an increase in long-term interest rates during the three months ended March 31, 2013 compared to a decrease in long-term interest rates during the three months ended March 31, 2012. These increases were partially offset by a $11,367 increase in depreciation expense due to $17,835 increase resulting from an increase in fleet size, partially offset by a $6,468 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers, a $6,910 increase in interest expense due to an increase in average debt balances of $807,164, partially offset by a decrease in average interest rates of 0.14 percentage points, a $5,208 increase in direct container expense primarily due to a decrease in utilization and a $3,829 decrease in gain on sale of containers, net due to a 88.2% decrease in the number of containers placed on sales-type leases and a decrease in average sales proceeds of $49 per unit, partially offset by a 16.0% increase in the number of containers sold. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $1,948 and $267, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Management segment for the three months ended March 31, 2013 increased $743 (9.2%) compared to the three months ended March 31, 2012. This increase included a $643 decrease in long-term incentive compensation expense primarily due to an adjustment to forfeiture rates, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012, a $277 decrease in short-term incentive compensation expense due to a lower expected incentive compensation award for fiscal year 2013 compared to fiscal year 2012, a $195 decrease in amortization expense primarily due to the August and September 2012 acquisitions of a portion of the Capital and Gateway fleets and a $66 increase in management fees, partially offset by a $533 increase in overhead expenses primarily due to an increase in travel and compensation costs. The increase in management fees included a $1,948 increase in inter-segment management fees received from our Container Ownership segment due to the increased size of the owned container fleet, partially offset by a $1,444 decrease in management fees from external customers primarily due to a 26.9% decrease in the size of the managed fleet due to acquisitions of managed containers discussed above and a $457 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a change in the timing for which acquisition fees for owned container purchases are billed. Inter-segment management fees and acquisition fees are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Resale segment for the three months ended March 31, 2013 decreased $1,089 (-32.5%) compared to the three months ended March 31, 2012 primarily due to a $1,207 decrease in gains on container trading, net, primarily due to a 74.2% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell, partially offset by a $99 increase in sales commissions. The increase in sales commissions included an increase in inter-segment sales commissions of $267 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $168 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2013 decreased $308 (26.2%) compared to the three months ended March 31, 2012 primarily due to a $341 decrease in long-term incentive compensation expense resulting from an adjustment to forfeiture rates, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012.

Segment eliminations for the three months ended March 31, 2013 decreased $787 (-37.2%) compared to the three months ended March 31, 2012. This decrease primarily consisted of a $457 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $283 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 65% of our direct container expenses for the three months ended March 31, 2013 were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2012 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2013, our non-U.S. operating expenses were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2013, we had cash and cash equivalents of $76,971. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1 and 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds” and “2012-1 Bonds”, respectively), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (“TMCL II”) (the “TMCL II Secured Debt Facility”), (5) borrowings under the revolving credit facility extended to TL, TW and TAP Funding (the “TL Revolving Credit Facility”, “TW Revolving Credit Facility” and “TAP Funding Revolving Credit Facility”, respectively) and (6) proceeds from the issuance of common shares in a public offering. As of March 31, 2013, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TMCL II Secured Debt Facility, TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and the 2011-1 Bonds and 2012-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$472,500	$127,500	$600,000	$472,500	$127,500	$600,000
TW Revolving Credit Facility	93,102	156,898	250,000	93,102	—	93,102
TAP Funding Revolving Credit Facility	117,306	2,694	120,000	117,306	2,694	120,000
TMCL II Secured Debt Facility	891,500	308,500	1,200,000	891,500	10,052	901,552
2005-1 Bonds	111,583	—	111,583	111,583	—	111,583
2011-1 Bonds	330,000	—	330,000	330,000	—	330,000
2012-1 Bonds	363,334	—	363,334	363,334	—	363,334

Total	$2,379,325	$595,592	$2,974,917	$2,379,325	$140,246	$2,519,571

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2013, cumulative earnings of approximately $24,687 would be subject to income taxes of approximately $7,406 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TMCL II Secured Debt Facility, the 2005-1 Bonds, the 2011-1 Bonds and the 2012-1 Bonds require us to comply with certain financial covenants. As of March 31, 2013, we were in compliance with all of the applicable financial covenants.

On May 2, 2013, TGH’s board of directors approved and declared a quarterly cash dividend of $0.46 per share on TGH’s issued and outstanding common shares, payable on May 29, 2013 to shareholders of record as of May 17, 2013.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2013 and 2012:

	Three Months Ended
	March 31,
	2013	2012
	(Dollars in thousands)
Net income	$49,816	$49,463
Adjustments to reconcile net income to net cash provided by operating activities	15,325	3,444

Net cash provided by operating activites	65,141	52,907
Net cash used in investing activities	(185,130)	(73,459)
Net cash provided by financing activities	96,930	22,085
Effect of exchange rate changes	(97)	77

Net (decrease) increase in cash and cash equivalents	(23,156)	1,610
Cash and cash equivalents, beginning of year	100,127	74,816

Cash and cash equivalents, end of the period	$76,971	$76,426

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2013 increased $12,234 (23.1%) compared to the three months ended March 31, 2012 primarily due to a $6,058 increase in net income adjusted for noncash items such as depreciation expense and unrealized gains on interest rate swaps and caps, net resulting primarily from a 34.3% increase in our owned fleet size due to purchases of new and used containers, partially offset by a 1.9 percentage point decrease in utilization for our owned fleet and a $4,112 decrease in accrued expenses during the three months ended March 31, 2013 compared to a $9,731 decrease during the three months ended March 31, 2012 due to the timing of payments made.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2013 increased $111,671 (152.0%) compared to the three months ended March 31, 2012 due to a higher amount of container purchases, partially offset by a higher receipt of principal payments on direct financing and sales-type leases and higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2013 increased $74,845 (338.9%) compared to the three months ended March 31, 2012 primarily due to a $63,759 increase in net proceeds from our revolving credit facilities, a $359 decrease in restricted cash during the three months ended March 31, 2013 compared to a $25,111 increase during the three months ended March 31, 2012, a $5,500 increase in net proceeds from our secured debt facilities and $552 of debt issuance costs paid during the three months ended March 31, 2012, partially offset by a $9,999 increase in principal payments on bonds payable, a $7,025 increase in dividends paid, a $2,123 decrease in proceeds from the issuance of common shares upon the exercise of share options, a $772 decrease in excess tax benefit from share-based compensation awards and a $517 decrease in capital contributions from noncontrolling interest.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2013:

	Payments Due by Twelve Month Period Ending March 31,
							2019 and
	Total	2014	2015	2016	2017	2018	thereafter
	(Dollars in thousands)
	(Unaudited)

Total debt obligations:
TL Revolving Credit Facility	$472,500	$—	$—	$—	$—	$472,500	$—
TW Revolving Credit Facility	93,102	—	—	—	—	—	93,102
TAP Funding Revolving Credit Facility	117,306	—	—	117,306	—	—	—
TMCL II Secured Debt Facility	891,500	—	74,292	89,150	89,150	89,150	549,758
2005-1 Bonds	111,583	51,500	51,500	8,583	—	—	—
2011-1 Bonds	330,000	40,000	40,000	40,000	40,000	40,000	130,000
2012-1 Bonds	363,334	40,000	40,000	40,000	40,000	40,000	163,334
Interest on obligations (1)	341,622	71,266	66,386	58,045	49,128	38,714	58,083
Interest rate swap payables (2)	11,270	6,138	3,358	1,223	278	119	154
Office lease obligations	5,939	1,567	1,585	1,473	1,049	96	169
Container contracts payable	65,053	65,053	—	—	—	—	—

Total contractual obligations	$2,803,209	$275,524	$277,121	$355,780	$219,605	$680,579	$994,600

(1)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 3.04%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.20%, for all periods, for all interest rate contracts outstanding as of March 31, 2013.

TAP Funding Revolving Credit Facility II

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility II”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility II to terminate the TAP Funding Revolving Credit Facility. The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance less than 70%) and 0.50% (if aggregate loan principal balance equal to or greater than 70%) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date.

The TAP Funding Revolving Credit Facility II is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility II, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The TAP Funding Revolving Credit Facility II also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and average age of TAP Funding’s container fleet.

Off Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2012 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2012 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2012 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2013, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2012 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $535,720 as of March 31, 2013, with termination dates between April 15, 2013 and November 15, 2020. Through the interest rate swap agreements we have obtained fixed rates between 0.46% and 3.96%. The net fair value liability of these agreements was $8,532 and $10,819 as of March 31, 2013 and December 31, 2012, respectively.

The notional amount of the interest rate cap agreements was $552,180 as of March 31, 2013, with termination dates between April 15, 2013 and November 16, 2015.

Based on the debt balances and derivative instruments as of March 31, 2013, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $8,744, an increase in interest expense of $5,832 and a decrease in realized losses on interest rate swaps and caps, net of $1,436.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2013, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2012 Form 20-F.

ITEM 4. RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2012 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer